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GARY E. THOMPSON

DIRECT DIAL: 804 • 788 • 8787

EMAIL: gthompson@hunton.com

October 28, 2015

VIA EDGAR AND COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 4631

Washington, DC 20549

Attn:	Jay Ingram, Legal Branch Chief
David Korvin, Staff Attorney
Mindy Hooker, Staff Accountant
Kevin Stertzel, Staff Accountant

Re:	Stock Building Supply Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed September 25, 2015
File No. 333-206421

Ladies and Gentlemen:

On behalf of our client, Stock Building Supply Holdings, Inc. (“SBS” or the “Company”), we are submitting the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 26, 2015 (the “Comment Letter”), with respect to the above-referenced filing. SBS has also revised its Registration Statement on Form S-4, as amended (the “Registration Statement”), in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which reflects these revisions.

In addition to the electronic filing, we are delivering a hard copy of this letter, along with two (2) courtesy copies of Amendment No. 3 marked to indicate changes from the version of the Registration Statement filed on October 16, 2015.

For the convenience of the Staff, the numbered paragraphs and headings below correspond to the headings in the Comment Letter. Each of the Staff’s comments is set forth in italics, followed by the Company’s response to the comment. All page references in our responses correspond to pages in Amendment No. 3.

Securities and Exchange Commission

October 28, 2015

General

1.	To the extent possible, please disclose the following information that is currently omitted:

•	the record dates for determining the holders of SBS and BMC common stock;

•	the SBS special meeting date;

•	the number of shares outstanding for SBS and BMC common stock;

•	the number of shares beneficially owned by the executives, directors, and certain affiliates of SBS and BMC, respectively; and

•	the approximate number of holders of SBS and BMC common stock.

Response: In response to the Staff’s comment, the disclosure has been revised throughout the Registration Statement to include the previously omitted information.

2014 Summary Compensation Table, page 199

2.	We note that in response to comment five in our letter dated September 25, 2015 you disclose that Mr. Alexander was awarded a $75,000 discretionary bonus. Please report this amount in the bonus column of the summary compensation table. For further guidance, see Regulation S-K C&DI Question 119.02.

Response: In response to the Staff’s comment, the disclosure has been revised. (Page 199)

Exhibit 8.1

3.	We note that page two of your tax opinion states that the opinion was prepared solely for the benefit of BMC. Please ensure that the revised tax opinion does not include any suggestion that investors are not entitled to rely on the opinion. For further guidance, see Section III.D.1 of Staff Legal Bulletin 19.

Response: In response to the Staff’s comment, the exhibit has been revised. (Exhibit 8.1)

Securities and Exchange Commission

October 28, 2015

*            *             *

In connection with responding to the Staff’s comments, SBS hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve SBS from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	SBS may not assert Staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other members of the Staff have any questions or comments regarding the foregoing or need additional information, please contact me at (804) 788-8787.

Sincerely,

/s/ Gary E. Thompson
Gary E. Thompson

cc:	Mr. Peter C. Alexander, Building Materials Holding Corporation
Sean D. Rodgers, Esq., Kirkland & Ellis LLP
C. Lowell Ball, Esq., Stock Building Supply Holdings, Inc.
Douglas S. Granger, Esq., Hunton & Williams LLP